FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2009

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the company have been prepared by and are the responsibility of the Company’s management.

The company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited – Prepared by Management)
(Expressed In Canadian Dollars)

		June 30,	December 31,
		2009	2008
			(audited)
ASSETS

CURRENT
Cash and cash equivalents		$3,811,188	$4,377,361
Receivables and prepaids		182,738	99,545
Taxes recoverable		3,059	13,932
		3,996,985	4,490,838

EQUIPMENT (Note 3)		4,376	-
RECLAMATION BONDS (Note 4)		28,356	28,356
MINERAL PROPERTIES (Note 4)		5,294,444	5,462,920

		$9,324,161	$9,982,114

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$25,031	$146,271

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,649,230 common shares	12,996,918	12,996,918
SHARE PURCHASE WARRANTS (Note 6)		288,562	288,562
CONTRIBUTED SURPLUS (Note 6)		1,307,229	1,307,229
DEFICIT		(5,293,579)	(4,756,866)

		9,299,130	9,835,843

		$9,324,161	$9,982,114

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited -- Prepared by Management)
(Expressed In Canadian Dollars)
	For the three months ended June 30, 2009	For the three months ended June 30, 2008	For the six months ended June 30, 2009	For the six months ended June 30, 2008

EXPENSES
Amortization	$ 386	$ -	$ 772	$ -
Consulting	15,952	15,826	36,691	32,886
Consulting – stock based compensation (Note 6)	-	49,804	-	103,312
Management fees (Note 5)	30,000	30,000	60,000	60,000
Office and general	5,850	3,248	9,113	9,265
Part X11.6 tax	-	-	23,079	-
Professional fees	26,633	23,417	45,165	32,570
Transfer agent, filing fees and shareholder relations	24,784	123,098	61,954	237,585
Travel and related costs	2,509	14,360	9,351	23,015

Loss before other items and income taxes	(106,114)	(259,753)	(246,125)	(498,633)

OTHER ITEMS
Interest income	36,886	83,491	75,860	162,504
Write-off of mineral property (Note 4)	(366,448)	-	(366,448)	-
	(329,562)	83,491	(290,588)	162,504

Loss before income taxes	(435,676)	(176,262)	(536,713)	(336,129)

Future income tax recovery	-	-	-	263,748

Loss and comprehensive loss for the period	(435,676)	(176,262)	(536,713)	(72,381)

Deficit, beginning of period	(4,857,903)	(3,503,971)	(4,756,866)	(3,607,852)

Deficit, end of period	$ (5,293,579)	$ (3,680,233)	$ (5,293,579)	$ (3,680,233)

Basic and diluted loss per common share	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.01)

Weighted average number of common shares outstanding	21,649,230	21,549,229	21,649,230	21,549,229

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited -- Prepared by Management)

(Expressed In Canadian Dollars)

	For the three months ended June 30, 2009	For the three months ended June 30, 2008	For the six months ended June 30, 2009	For the six months ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (435,676)	$ (176,262)	$ (536,713)	$ (72,381)
Items not affecting cash:
Amortization	386	-	772	-
Renunciation of flow through shares	-	-	-	(263,748)
Stock-based compensation	-	49,804	-	103,312
Write-off of mineral property	366,448	-	366,448	-

Changes in non-cash working capital items:
(Increase) in receivables and prepaids	(34,219)	(112,445)	(83,193)	(221,692)
(Increase) decrease in taxes recoverable	1,405	(2,756)	10,873	9,303
(Decrease) increase in accounts payable and accrued liabilities	(23,620)	300,992	(121,240)	299,008

Net cash provided (used) in operating activities	(125,276)	59,333	(363,053)	(146,198)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	(5,148)	-
Reclamation bond	-	-	-	(8,046)
Mineral properties and exploration costs	(62,961)	(364,737)	(197,972)	(502,355)

Net cash used in investing activities	(62,961)	(364,737)	(203,120)	(510,401)

Decrease in cash during the period	(188,237)	(305,404)	(566,173)	(656,599)

Cash and cash equivalents, beginning of period	3,999,425	7,309,933	4,377,361	7,661,128

Cash and cash equivalents, end of period	$ 3,811,188	$ 7,004,529	$ 3,811,188	$ 7,004,529

SUPPLEMENTARY CASH FLOW DISCLOSURE (Note 7)

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – Prepared by Management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for the next year.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements.

Adoption of New Accounting Standards and Accounting Pronouncements

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”.  Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”).  The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets.  The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition, and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated.  The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets.  The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Basis of Consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, going concern and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates with original terms to maturity of not more than ninety days which are readily convertible to contracted amounts of cash.   Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At June 30, 2009 the Company had cash equivalents comprised of guaranteed investment certificates issued by major financial institutions in the aggregate amount of $3,744,668 (December 31, 2008 - $4,169,668) and bearing interest at a rate of 3.9% per annum until maturity in July 2009.

Equipment

Equipment and vehicle is recorded at cost with amortization being provided using the declining balance basis at 20% per annum for equipment and 30% per annum for vehicle.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (Continued)

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs based on estimates in accordance with current legislation and industry practices.  Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

Impairment of Long-lived Assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based Compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value method.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

The Company has granted stock options to directors and employees as described in Note 6.

Capital Management

This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and has no effect on the financial results of the Company.  Refer to Note 10.

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Income Taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Comprehensive Income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss. At June 30, 2009, the Company had no items that caused other comprehensive loss to be different than net loss.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Handbook Sections 3862 and 3863 replaced Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revised and enhanced its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 9 to these financial statements.

The Company’s financial instruments consist of cash, short-term investments, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.   Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; accounts payable are classified as other financial liabilities.

Net Smelter Royalties (“NSR”) are a form of derivative financial instrument.  The fair value of the Company’s right to purchase the NSR is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management. The Company does not engage in any form of derivative or hedging instruments.

Translation of Foreign Currency

The financial statements of the Company's integrated foreign subsidiary is translated into Canadian dollar equivalents using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from translation of foreign currency monetary assets and liabilities and transactions are included in earnings.

Recent accounting pronouncements

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Business Combinations – Section 1582, Consolidated Financial Statements – Section 1601 and Non-Controlling Interests – Section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 3

.

EQUIPMENT

		June 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Vehicles	$ 5,148	$ 772	$ 4,376	$ -	$ -	$ -

NOTE 4.

MINERAL PROPERTIES

	Balance December 31, 2007	Additions	Write-down	Balance December 31, 2008	Additions	Write-off	Balance June 30, 2009
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ -	$ 1	$ -	$ -	$ 1
Gold Hill, Alaska	382,897	50,047	-	432,944	91,500	-	524,444
MacInnis Lake, NWT	110,000	-	(109,999)	1	-	-	1
C de Baca, NM	106,982	65,581	-	172,563	-	-	172,563
Diamond Peak, NV	43,187	5,550	-	48,737	-	-	48,737
Nustar Claims, AZ	440,453	57,495	-	497,948	-	-	497,948
Ravin, NV	65,677	50,366	-	116,043	-	-	116,043
East Manhattan, NV	38,073	67,378	-	105,451	-	-	105,451
Howell, BC	-	27,500	-	27,500	-	-	27,500
Indata, BC	-	22,500	-	22,500	-	(22,500)	-
	1,187,270	346,417	(109,999)	1,423,688	91,500	(22,500)	1,492,688

Exploration costs:
Gold Hill, Alaska	1,093,852	1,415,727	-	2,509,579	46,672	-	2,556,251
MacInnis Lake, NWT	374,307	-	(374,307)	-	-	-	-
C de Baca, NM	217,235	18,361	-	235,596	-	-	235,596
Nustar Claims, AZ	1,963	2,133	-	4,096	-	-	4,096
Ravin, NV	11,698	474,720	-	486,418	16,880	-	503,298
East Manhattan, NV	-	9,658	-	9,658	36,277	-	45,935
Howell, BC	-	455,407	-	455,407	1,173	-	456,580
Indata, BC	-	338,478	-	338,478	5,470	(343,948)	-
	1,699,055	2,714,484	(374,307)	4,039,232	106,472	(366,448)	3,801,756

	$ 2,886,325	$ 3,060,901	$ (484,306)	$ 5,462,920	$197,972	$ (366,448)	$ 5,294,444

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).

 During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim as the Company has not done any work on the property since 2004 and has no immediate plans to do so.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company assumed all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                   $    5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000 (incurred)                        25,000 (paid)

2008                 250,000 (incurred)                        50,000 (paid)

2009                 500,000 (incurred)                        75,000 (paid)

2010                 500,000 (incurred)                      100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR royalty will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional 1% NSR royalty.

During the six months ended June 30, 2009, the Company incurred the following exploration costs on the Gold Hill Property:

Geological consulting	$ 33,471
Field expenses	11,185
Travel	2,016
$ 46,672

C de Baca, New Mexico, United States

On September 22, 2005, the Company announced that it had entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

As at December 31, 2008, the Company had incurred total acquisition costs of $172,563 with respect to the Dat Claims.  This amount is comprised of staking fees of $63,299, filing fees of $62,436 and annual payments totalling $46,828 (US$40,000).

The Company did not incur any exploration expenses on the C de Baca project during the six months ended June 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which, commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement, as amended, call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company (issued); and

(iii)

work commitments totalling $2,000,000 over a five year period ($250,000 on or before October 1, 2008 (incurred); $750,000 on or before October 31, 2009; $500,000 on or before October 1, 2010 and $500,000 on or before April 1, 2011).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake Project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property as the Company has not done any work on the property since 2007 and has not budgeted any for 2009 given current market conditions.

Ravin Claims, Nevada, United States

On September 10, 2007, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), US$35,000 by September 10, 2009 and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $60,681, which have been included in acquisition costs.

During the six months ended June 30, 2009, the Company incurred the following exploration costs on the Ravin Claims:

Drilling and assays	$ 3,928
Geological consulting	12,952
$ 16,880

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (pending completion of Kokanee’s public listing)

Each anniversary thereafter for 10 years

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (received) and the issuance of 100,000 common shares of Kokanee to the Company upon completion of Kokanee’s public listing (not completed as at December 31, 2008).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

By May 15, 2007:  - 200,000 shares (pending completion of Kokanee’s public listing); and US$35,000 (received)

By May 15, 2008: - 300,000 shares (pending completion of Kokanee’s public listing); and either US$45,000 or issue the greater of either 300,000 common shares or that number of shares which are valued at US$45,000 (pending completion of Kokanee’s public listing).

By May 15, 2009:- either US$100,000 or issue either 600,000 common shares or that number of shares which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

a)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

b)

$300,000 in the second year (pending completion of Kokanee’s public listing), and

c)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the six months ended June 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

NUSTAR Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock with a fair value of $1.21 per share totalling $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $113,822, which have been capitalized as acquisition costs.

During the six months ended June 30, 2009, the Company did not incur any exploration expenses on the NUSTAR project.

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009, US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the six months ended June 30, 2009, the Company incurred the following exploration costs on the East Manhattan Project:

Geological consulting	$ 29,070
Drilling and assays	5,230
Field expenses	1,977
$ 36,277

Howell, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60 % interest in the Howell Gold Project in Southeast British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 6), the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the six months ended June 30, 2009, the Company incurred $1,173 for consulting fees on the Howell gold project.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60 % interest in the Indata Gold and Copper Project in North Central British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares (issued - Note 6) of the Company on commencement of drilling, the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and the issuance of a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,150,000 of exploration expenditures within the following timeframe; $250,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the six months ended June 30, 2009, the Company incurred $5,470 for consulting fees on the Indata project.  In June 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations during the period.

NOTE 5.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2009, management fees of $60,000 (2008 - $60,000) were paid or accrued to a private company controlled by a director and officer.  These transactions were measured at the exchange amount as agreed to by the related parties.

NOTE 6.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2007	21,549,230	$ 13,230,666	$ 855,264
Renunciation of flow-through shares	-	(263,748)	-
Shares issued for mineral property (Note 4)	100,000	30,000	-
Stock-based compensation	-	-	451,965

Balance at December 31, 2008 and June 30, 2009	21,649,230	$ 12,996,918	$ 1,307,229

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 6.

SHARE CAPITAL (Continued)

Stock Options

On April 2, 2008, the Company granted stock options to a consultant entitling the optionee to purchase 200,000 common shares at a price of $0.41 per share to April 2, 2010.  These options were to vest over a one-year period.  The total fair value of $41,414 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.90% and an expected volatility of 90%.  The granting of these options resulted in a stock-based compensation expense of $27,609 being recorded in fiscal 2008, representing the fair value of the options vested.  These options were cancelled during the fourth quarter of fiscal 2008.  The fair value of the cancelled and unvested options was $13,805.

On August 1, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 1,150,000 common shares at a price of $0.35 per share to August 1, 2011.  These options vested immediately.  The total fair value of $219,996 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 3.03% and an expected volatility of 96.7%.  The granting of these options resulted in a stock-based compensation expense of $219,996 being recorded in fiscal 2008.

On October 31, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 575,000 common shares at a price of $0.17 per share to October 31, 2011.  These options vested immediately.  The total fair value of $66,046 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 2.33% and an expected volatility of 117%.  The granting of these options resulted in a stock based compensation expense of $66,046 being recorded in fiscal 2008.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	2,150,000	$ 0.86	1.75 years
Options granted	1,925,000	0.30	2.90 years
Options cancelled and expired	(2,225,000)	0.82	-

Balance, December 31, 2008	1,850,000	$ 0.34	2.33 years
Options cancelled and expired	(50,000)	1.09	-

Balance, June 30, 2009	1,800,000	$ 0.31	2.08 years

The following incentive stock options were outstanding and exercisable at June 30, 2009:

Number of options outstanding	Exercise Price	Expiry Date
75,000	0.85	October 5, 2009
1,150,000	0.35	August 1, 2011
575,000	0.17	October 31, 2011
1,800,000

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 6.

SHARE CAPITAL (Continued)

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	6,163,095	$ 0.82	0.97 years
Warrants issued	250,000	1.29	2.00 years
Warrants cancelled and expired	(6,163,095)	0.70	-

Balance, December 31, 2008	250,000	1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, June 30, 2009	-	$ -	-

On June 15, 2008, the Company issued warrants to a consultant for investment banking and other services for a term of one year, entitling them to purchase 250,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vested on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $123,752 being recorded in the year, representing the fair value of the warrants vested.  The remaining $16,966 will never be recorded as the consultant ceased to provide services as of January 1, 2009.

There were no warrants outstanding as at June 30, 2009.

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2009	2008
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

There were no significant non-cash transactions during the six month periods ended June 30, 2009 and 2008.

NOTE 8.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2008
Interest income	$273,890	$-	$273,890
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Identifiable assets	$5,331,065	$4,651,059	$9,982,114
December 31, 2007
Interest income	$222,290	$-	$222,290
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Identifiable assets	$8,345,733	$2,455,349	$10,801,082
December 31, 2006
Interest income	$19,458	$-	$19,458
Net loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 9.

SUBSEQUENT EVENTS

Subsequent to June 30, 2009 the Company agreed with Eastfield to amend the prior Howell property agreement to allow MAX to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing), issuing 100,000 shares (of which 50,000 shares were issued on signing) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, MAX can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,001 on exploration prior to June 30, 2013.   MAX will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, MAX must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended June 30, 2009

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for Max Resource Corp. (“MAX”) for the three month period ended June 30, 2009.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at August 20, 2009.

During the period under review, the company completed and announced the results of a bulk sample taken at its East Manhattan Wash gold project in Nevada.  The Company continued to review potential projects while it developed its exploration plans for the 2009 exploration season.  During its review of the Howell property in Southeastern B.C., MAX conducted a site visit on the nearby Crowsnest gold property and identified free gold in a sample of gossan.  Subsequent assay results from the sample exceeded the upper detection limit of the laboratory for gold (greater than 100,000 ppb – 100 grams per tonne) and is being re-assayed by Acme Analytical Labs Ltd. using a different technique to determine its full gold content.

As a result of its site visit to Crowsnest, MAX amended its option agreement with Eastfield Resources Ltd. (TSX.V:ETF) on the Howell project to include that property as well.   Drilling at Crowsnest is now scheduled for the fall of 2009.

Howell and Crowsnest Gold Properties, British Columbia

The Howell Gold project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  The Crowsnest Gold project consists of fifteen claims totaling 3,142 hectares located approximately 10 km southeast of the Howell property.

At the Howell Gold project, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   MAX completed twelve holes totaling 1,312 metres of NQ core at Howell in 2008, with the best intercept being 22 metres of 0.78 g/t gold.  In addition, two new soil grids were established in 2008, including a stockwork quartz system in limestone that returned up to 3 grams gold in previous sampling that will be targeted during the planned fall drill program.

Of the 119 samples collected in 2008 on the southeastern grid, which is 1.5 kilometres to the south of the 2008 drill targets, 16 exceeded 100 ppm gold (maximum 714 ppb), 27 exceeded 500 ppm zinc (maximum 9,527 ppm) and 9 exceeded 400 ppm lead (maximum 14,000 ppm).  The southeastern grid was established in 2008 to fill in an area to the north of manto style zinc, lead, silver mineralization which was identified during reverse circulation drilling completed by Placer Dome in 1988 (HRC-2 with 7.5 metres grading 2.4% Zn, 0.40% Pb and 15.3 g/t Ag).  Reconnaissance prospecting in this area, completed by Eastfield in 1999, sampled a 300 metre northeast trending syenite intrusive that returned a value of 2.75 grams gold from the single sample collected.  Review of a subsequent airborne geophysical survey completed in 2004 highlighted this feature.  A drill permit application has been filed for this target, which MAX intends to drill in the fall of 2009 in conjunction with drilling that has been permitted at the nearby Crowsnest Gold property.

Gold mineralization at the Crowsnest Gold property occurs in limestone, siltstone or syenite. The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure. Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.  Several grids have already been established, including the "A", "B" and “K” grids, which led to the discovery of significant high grade gold.

Many samples of float and rubble on the "B" Grid have returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. which is described as an intrusive breccia that returned a gold assay of 524.41 g/t gold (15.2 oz/ton). Other high grade float samples have returned assays to 620.0 g/t gold (18 oz/ton).

One bedrock source of mineralization was discovered in 1996 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.  The 1999 area of focus, referred to as the Discovery Trench Area, has been the centre of most of the exploration activity completed at Crowsnest during exploration conducted in 1999, 2002, 2003 and 2006.  The most recent exploration at Crowsnest in 2006 entailed road reconstruction and mechanical trenching, again largely in the Discovery Trench Area.  Other areas that have also yielded high grade float samples have had only rudimentary work completed.  A review of the database calculates an average gold grade for samples of this float exceeding 1.0 g/t to be 32.656 g/t (based on 36 determinations) with a corresponding copper grade of 0.23% (based on 34 determinations).

In June 2009, MAX conducted a site visit at Crowsnest to review the previous field work and assess the potential of the property.  Prior drill sites and trenches were observed and samples taken.  One sample of gossan was examined and free gold was found which had never been reported by historic workers.   Assay results for this sample, which occurs in a silicified, quartz veined and pyritic mineralized section of a monzonite intrusive, exceeded the upper detection limit of the laboratory for gold (greater than 100,000 ppb – 100 grams per tonne) and is being re-assayed by Acme Analytical Labs Ltd. using a different technique to determine its full gold content.

Also of significance in the recent sample result is the high content of tellurium (105.4 ppm).    Several previous operators at Crowsnest, including Placer Dome Inc., have suggested a number of comparables exist between the Crowsnest Project and the Cripple Creek deposit located in Colorado. These comparables include the tectonic setting, alkalic intrusive association and occurrence of tellurium.  Cripple Creek, in production since 1890, has produced in excess of 23.3 million ounces of gold (to 2005) and continues to be mined by Anglo Ashanti Gold Mining.

Exploration activity planned for 2009 at Crowsnest will continue to explore the discovery trench with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.

An exploration permit has been issued and the Company is now making arrangements to conduct a reverse circulation drill program at Crowsnest in mid-September which will continue to explore the discovery trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.  There are also other areas where gossan mineralization has been found and these will also be tested.

MAX and Eastfield have agreed to amend the prior Howell agreement to allow MAX to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing), issuing 100,000 shares (50,000 shares in the first year) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, MAX can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,001 on exploration prior to June 30, 2013.   MAX will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, MAX must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from  MSM LLC, a Nevada corporation.   The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah.  The terms of the Option Agreement with EMW L.L.C. (in U.S. funds) are as follows:

Date

Payment Amount

Upon execution of the Agreement

$28,000 (paid)

First anniversary of Effective Date

$20,000 (paid)

Second anniversary of Effective Date

$25,000

Third anniversary of Effective Date

$40,000

Fourth anniversary of Effective Date

$50,000

Fifth anniversary of Effective Date

$100,000

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

In March, 2009 the Company announced the results of the first large (bulk) sample taken from the EMW claims. The sample was taken from a previously sampled outcrop that contained approximately 1 gram of gold per ton. At that time, it was also noticed that if the sample was crushed and “panned”, free gold was found.  The recent bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone is 1200 feet long and 600 feet wide and is open in all four directions.  Further work is now planned to define the full areal extent of mineralization in this zone.  A map of the sampling locations at East Manhattan Wash is now available on our web site at www.maxresource.com.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  This zone is open to the north, east and west and further work is planned for this area, which contains the old prospector’s pit from which our recent bulk sample grading the equivalent of 4.9 g/t gold was collected. The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

Clancy Wendt, Vice-President Exploration for MAX, states that “We are pleased with finding native gold over a very large area.  The two areas sampled, the Old Drill Hole and Gold Pit zones, are significantly larger than originally thought and are still open in at least three directions.   In addition, they are only 500 feet apart and may be connected.  Further sampling will be undertaken to test this theory.”

The third grid, “The Gold Shaft,” is located in altered inter-bedded phyllite, quartzite and limestone and is approximately 7,000 feet south of the Gold Pit grid.  These holes ranged from 4 inches to 12 inches in depth. The values in the soil did not indicate a mineralized structure or an area of concentrated gold. No real anomalous values of other trace elements were observed. Outcrop samples of silicified zones are going to be sampled during follow-up work later this summer.

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids were taken in the coarse gold area (as seen in the previous bulk sample) and are being run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold.  The other grid (different mineralization style) samples are being fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements.  All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounces per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.  Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines produced another 100,000 ounces.

The current exploration model suggests that deposits will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordivician Age Sedimentary rocks along the five mile long by one mile wide zone of the Caldera.  What is unique to this occurrence is that it is related to a lithic welded volcanic tuff.  More work is planned to determine how this mineralization is related to the overall normal mineralized gold system in the Manhattan District.  So far, it appears to be quite different and may be quite extensive.

During the three months ended June 30, 2009 MAX spent a total of $26,307 on exploration of the EMW claims, inclusive of geological consulting fees, assays and field expenses.

Ravin Molybdenum/ Tunsgten Property, Nevada

The Ravin Property is comprised of 162 claims (13,240 acres) located 20 miles north of the town of Austin, Lander County, Nevada  and approximately 50 miles west of General Moly, Inc.’s (AMEX & TSX: GMO) proposed Mount Hope molybdenum mine.

Drilling commenced at Ravin on July 10th but was severely hampered by lack of water in the area and loss of circulation during drilling due to silicified and broken quartz breccia.  This  resulted in poor core recovery, drilling delays and additional costs. After completion of three diamond drill holes (“DDH”) a further five holes were completed at Ravin using a reverse-circulation (“RC”) drill.  The results of these drill holes were announced in May 2009; a map of these drill holes is available on our web site at www.maxresource.com.

The assay results from the diamond drill holes are as follows:

Drill Hole Number

From /To

Interval

Mo%

(feet)

DDH 08-04

109.6-146.4

36.8 feet

0.0983

146.4-156.3

9.9 feet

0.0489

156.3-174.6

18.3 feet

0.2133

210.0-213.2

3.2 feet

0.1046

275.4-276.6

1.2 feet

1.397

292.0-295.0

3 feet

0.7368

320.0-341.5

21.5 feet

0.0884

405.0-421.4

16.4 feet

0.0832

441.6-451.2

9.6 feet

0.0713

471.0-477.0

 6 feet

0.0616

484.1-502.1

18 feet

0.0466

DDH 08-8

565.8-575.8

10 feet

0.0945

Includes

699.0-709.4

10 feet

0.1024

Drill Hole Number

From /To

Interval

Mo%

(feet)

DDH 08-11

36.8-47.0

10.2 feet

0.0476

51.8-57.0

5.2 feet

0.0571

90.0-93.5

3.5 feet

0.0653

167.3-188.6

21.3 feet

0.0549

226.8-230.8

4 feet

0.1848

274.4-281.9

7.5 feet

0.0766

317.4-331.1

13.7 feet

0.0336

344.8-350.6

5.8 feet

0.0622

387.5-392.7

5.2 feet

0.0850

407.7-411.4

4.3 feet

0.1265

476.3-479.0

3 feet

0.2059

494.7-498.0

3.3 feet

0.1875

Due to poor core recovery during diamond drilling, assay results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available and these have all been listed in the table above.   High grade mineralization (greater that 0.6% Mo) reported at a depth of 790 feet by Houston Oil and Minerals was not tested due to the water problems, lost circulation and poor recoveries encountered, resulting in early termination of our hole DDH-08-04.

The assay results from the reverse-circulation drilling completed at Ravin are as follows:

Drill Hole Number

From /To

Interval

Mo%

Cu%

(feet)

RC 08-02

0-500

500 feet

0.022

0.039

Includes

10-20

10 feet

0.09

0-50

50 feet

0.045

0.06

400-450

50 feet

0.066

0.04

0-100

100 feet

0.031

0.097

350-500

150 feet

0.034

0.07

375-385

10 feet

0.14

RC 08-03

0-200

200 feet

0.055

Includes

50-100

50 feet

0.061

250-300

50 feet

0.026

0.062

RC 08-05

0-540

0.02

0.03

RC 08-07

0-300

300 feet

0.016

Includes:

50-100

0.023

250-300

0.03

RC 08-09

0-350

0.025

0.019

Includes

0-50

50 feet

0.032

0.029

50-150

100 feet

0.042

The drilling completed at Ravin was designed to confirm historic drill results reported by prior operators, such as Houston Oil and Minerals and Freeport Exploration, and has done so.  Assays have also indicated improved molybdenum values over the historic values reported in holes RC 08-02, 08-03, 08-05 and 08-09, with copper values higher than expected.   Although expected, no tungsten values were encountered in the drill holes.

Mr. Clancy Wendt reports “We are pleased with the high-grade intercepts achieved at Ravin in spite of the difficulties encountered during drilling in 2008, which served to restrict the scope of the drill campaign.   While core recovery was difficult and expensive, our first hole DDH-08-04 confirmed extensive near surface high-grade molybdenum mineralization is present at Ravin, with 36.8 feet of 0.0983% Mo encountered within 110 feet of surface and molybdenum intercepts as high as 1.397%.   Additional high grade intercepts were also encountered in holes DDH08-08 and DDH 08-11 as well as RC 08-02 and RC 08-03.  We have now resolved the water problems at Ravin and devised a program of loss circulation to increase recoveries.  Further exploration work is being planned in and around the intrusives.”

Historically, the Ravin property has been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil and Minerals subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and reported an intercept of 30 feet of 0.66% Mo at a depth of 790 feet in their hole RW 7-A.  Our drill hole RC 08-07 was not able to reach the high grade mineralization reported in RW 7-A due to lost circulation and broken ground problems.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and many contained significant mineralization.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  Highlights included hole RW 80-7 (our drill hole DDH 08-11), where Freeport reported an interval of 250 feet of 0.063% Mo beginning at a depth of 100 feet.  The values returned from our hole DDH-08-11, where core was recovered, are listed in the table above and are higher than the 0.063% Mo reported by Freeport.

Max Resource has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.  The QA/QC program consists of a carful chain of custody of samples from the field to the laboratories, inclusion of standard and blank samples which were submitted to American Assay & Environmental Laboratories, Reno, with each batch of samples and a check assay program on a proportion of sample pulps with a second laboratory is in progress. Results from the QA/QC program have to date been satisfactory.

The reports by Freeport and Houston Oil and Minerals are not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

The Ravin Property is the subject of an Option Agreement dated September 10, 2007 between MAX and Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX, whereby MAX can acquire a 100 % interest in the Ravin property under the following terms:

Date

Payment Amount

Upon execution of the Agreement

US$5,000 (paid)

First anniversary of Effective Date

US$25,000 (paid)

Second anniversary of Effective Date

US$35,000

Each anniversary thereafter

US$50,000

The Ravin Property is also subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

During the three months ended June 30, 2009 the Company spent a total of $3,637 on exploration at Ravin.  This amount was comprised of $2,450 for geological consulting services and $1,187 for assays.

Gold Hill Molybdenum project, Alaska

During 2008, MAX completed a ten hole diamond drill program (7,664 feet) at the Gold Hill molybdenum/copper/gold project in Alaska.

The 2008 drill program at Gold Hill followed up on a five hole drill program MAX conducted in 2007 that intersected significant molybdenum mineralization over long intervals starting at surface and ending in mineralization at depth in four of the holes.

Complete results from MAX’s 2008 drill program are as follows:

Drill Hole

From

Interval

Mo%

Cu%

DDH-08-1

0-605 feet

605 feet

0.026%

including

190-350 feet

160 feet

0.043%

0-1020 feet

1020 feet

0.04%

including

500-815 feet

315 feet

0.064%

DDH-08-2

0-500 feet

500 feet

0.013%

0-650 feet

650 feet

0.039%

including

0-300 feet

300 feet

0.059%

DDH-08-3

0-575 feet

575 feet

0.013%

including

300-450 feet

150 feet

0.021%

0-550 feet

550 feet

0.042%

DH-08-4

0-500 feet

500 feet

0.0027%

0-485 feet

485 feet

0.037%

DDH-08-5

0-670 feet

670 feet

0.03219%

including

385-560 feet

185 feet

0.0533%

0-670 feet

670 feet

0.0425%

DDH-08-6

0-1000 feet

1000 feet

0.0429%

including

150-250 feet

 100 feet

0.0712%

including

750-850 feet

 100 feet

0.058%

0-850 feet

850 feet

0.0266%

DDH-08-7

15-525 feet

510 feet

0.0506%

0-675 feet

675 feet

0.0124%

DDH-08-8

0-900 feet

900 feet

0.0316%

including

850-900 feet

 50 feet

0.1212%

600-925 feet

325 feet

0.0365%

DDH-08-09

0-100 feet

100 feet

0.0233%

0-100 feet

100 feet

0.009%

DDH-08-10

0-240 feet

240 feet

0.0306%

0-200 feet

200 feet

0.0199%

The 2008 drill program conducted at Gold Hill has expanded the area of known mineralization and lead to a better understanding of the mineralized system. It has also drilled through overburden, showing that molybdenum mineralization previously not observed at the surface exists under Gold Hill.  The system appears to continue to depth and to the north and northeast.  Drill holes 08-05,06,07,08 and 10 show the vector of mineralization.  Targets still exist in large areas between drill holes and at depth beneath current drilling.  A map showing the 2007 and 2008 drill site locations is available on our web site at www.maxresource.com.

Complete molybdenum results from MAX's 2007 drill program are as follows:

Drill Hole

From (feet)

Interval

Mo%

DH 07-1

       0-965

965 feet

0.029% Mo

including

   260-510

250 feet

0.048% Mo

DH 07-02

       0-1000

1000 feet

0.0167% Mo

DH 07-03

       0-1000

1000 feet

0.035% Mo

including

        0-750

750 feet

0.044% Mo

including

     135-180

45 feet

0.107% Mo

including

     445-485

40 feet

0.081% Mo

DH 07-04

         0-1000

1000 feet

0.0244% Mo

including

      450-700

250 feet

0.0362% Mo

Drill Hole

From (feet)

Interval

Mo%

DH-07-05

        15-837

822 feet

0.0279% Mo

including

      485-837

352 feet

0.0423% Mo

MAX’s 2007 drill program was testing a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering an exposed outcrop area of at least 700 by 800 meters.   Drilling in 2008 showed that mineralization continued under covered areas that did not contain a molybdenum geochemistry signature. Prior drilling by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) at Gold Hill in the 1970’s never tested the significant magnetic anomaly that coincides with the mineralization or the surrounding sedimentary rocks.

Gold targets outlined by previous exploration (including drilling conducted by MAX in 2004) were not tested during the 2007 or 2008 exploration seasons.  These include four additional zones and structures identified by MAX in 2004, including a major structure with approximately one meter of mineralization grading 14.4 g/t gold and 0.18% copper, and a sheeted zone where values of 7.9 g/t gold and 1.1% copper were found in the fractures.  These areas are now being considered for further exploration.

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan. The assays contained both blanks and standards for quality checking.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines. Check samples of selected drill holes were sent to both Skyline assays labs in Tucson, Arizona and at American Assay labs in Reno, Nevada to check for continuity.

Qualified Person: Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 (“NI 43-101”) for this disclosure.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8).   The property is then easily accessed using hunting roads and trails.

The Gold Hill project was the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  MAX has assumed all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Year               Annual Work Commitment      Cumulative Work Committment

Advance Royalty

2004               $100,000 (incurred)

$   100,000

$   5,000 (paid)

2005                 150,000 (incurred)

     150,000

   15,000 (paid)

2006                 deferred to 2007

     250,000

   25,000 (paid)

2007                 250,000 (incurred)

     500,000

   25,000 (paid)

2008                 250,000 (incurred)

     750,000

   50,000 (paid)

2009                 500,000 (incurred)

  1,250,000

   75,000 (paid)

2010                 500,000 (incurred)

  1,750,000

 100,000

2011                 500,000

  2,250,000

 100,000

MAX can earn up to a 90% interest in the Gold Hill claims by completing US$2.25 Million in exploration work by December 31, 2011 as outlined above, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.  MAX is ahead of schedule with respect to this work obligation, having now spent in excess of US$2.1 Million on exploration at Gold Hill, with no further exploration now required until 2011.

During the three months ended June 30, 2009 the Company spent $33,018 on exploration of the Gold Hill property.  This amount was comprised of $22,123 for geological consulting services, $2,016 for travel and $8,878 for field expenses.

Indata Gold Property, British Columbia

In June 2008 MAX entered into an Option Agreement with Eastfield Resources Ltd. (TSX.V:ETF) whereby it can earn up to a 60% interest in the Indata Gold/Copper property in British Columbia, Canada.

The Indata Gold/Copper Property encompasses 3,060 hectares located 1 ½ hr by truck north of the Town of Fort St. James in North Central B.C.  There are two exploration targets on the property.  The first is structurally controlled precious metal veins and the second is Porphyry Copper.  Analogues for the precious metal veins include the Motherlode System in California, in which the Pinchi fault system represents a crustal suture comparable to the Melones fault.  Serpentinized ultramafic intrusions and a comparable suite of pathfinder elements lend themselves to this comparison.  A review of 24 diamond drill intercepts in the precious metal target indicates that the average vein intercept is 1.54 metres wide with an average grade of 8.41 g/tonne gold and 52.43 g/tonne silver including one very high grade intercept of 46.26 g/t gold and 2.00 g/t silver over 4 metres.  Eastfield and its partners have expended approximately $2.1 million to date on the Indata property.

MAX can earn a 60% interest in the Indata property over a three year period by making cash payments totalling $120,000 ($10,000 on signing), issuing up to 300,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.15 million over a three year period.

MAX commenced drilling at Indata in September, 2008 with five holes being completed by October totalling 1,035 metres (3,400 feet) of NQ core.  The 2008 exploration program consisted of one drill hole (08-I-01) in the porphyry copper target and four holes (08-1-02 to 08-I-05) in the precious metal vein target.

The precious metal target was tested over a distance of 1,500 metres following the uphill trace of a soil arsenic anomaly believed to define a structural feature which has previously returned a number of gold-silver intercepts, including a 4.0 metre intercept grading 46.20 g/t gold (arsenic, antimony and bismuth have historically accompanied gold mineralization) from a 1988 drill program by Imperial Metals Corp.  A number of core samples from the recent drilling returned values exceeding 10,000 parts per million arsenic with correspondingly high values in antimony and bismuth along with a number of narrow gold and/or silver intercepts.  Significant results are summarized as follows:

Hole	From	To	Metres	Copper %	Gold g/t	Silver g/t
08-I-01	18.3	181.7	163.4	0.14	-	-
including	123.0	150.0	27.0	0.27	-	-
08-I-02	76.5	76.8	0.3	0.18	8.20	4.4
08-I-03	36.7	38.3	1.6	0.14	0.42	79.9
including	37.2	37.7	0.5	0.13	0.40	209.0

During the three months ended June 30, 2009 the Company did not incur any further exploration expenses on the Indata project.  In June 2009 the Company elected not to make an option payment when due and abandoned the Indata project, writing off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations.

Current Economic Conditions

During 2008, particularly in the fourth quarter, the ongoing global credit crisis and economic weakness have made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash reserves and currently has sufficient cash to meet all obligations during fiscal 2009.  MAX has several commitments in the future (this coming year and beyond) on its mineral properties and the Company may be forced to abandon and write-off these properties if the Company does not have the means to meet these commitments, or does not feel it is fiscally prudent to do so.  As such, the Company elected to abandon the Indata property option agreement during the period.  The Company will continue to review its mineral property commitments as well as its capital position on an ongoing basis during fiscal 2009 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

Results of Operations – Three months ended June 30, 2009

During the three months ended June 30, 2009, the Company incurred operating expenses of $106,114 as compared to operating expenses of $259,753 for the three months ended June 30, 2008.  The significant changes during the current period compared to the same period a year prior are as follows:

There was no stock-based compensation expense incurred during the three months ended June 30, 2009 as there were no incentive stock options vested or granted during the period.  This compares to stock-based compensation expenses of $49,804 (a non-cash expense) incurred during the same period a year prior on the vesting of previously granted stock options.

Transfer agent, filing fees and shareholder relations expenses decreased to $24,784 during the three months ended June 30, 2009 from the $123,098 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period as the Company has dramatically scaled back these expenditures in response to current market conditions.

Professional fees increased to $26,633 during the three months ended June 30, 2009 from the $23,417 incurred during the same period a year prior due to an increase in accounting costs associated with the audit for the year ended December 31, 2008.

During the three months ended June 30, 2009, the Company incurred travel costs of $2,509 for attendance at trade shows, broker presentations and project review.  This represents a decrease from the $14,360 incurred for travel expenses during the same period a year prior.

Interest income decreased to $36,886 during the three months ended June 30, 2009 from the $83,491 earned during the same period a year prior due to the Company maintaining a lower average daily cash balance during the current fiscal period.

During the three months ended June 30, 2008, the Company recognized a write off of mineral property of $366,448 due to the abandonment of the Indata project as discussed above.  The Company did not write-off any mineral properties during the comparative period a year prior.

As a result of the foregoing, the loss for the three months ended June 30, 2009 was $435,676 as compared to $176,262 for the three months ended June 30, 2008.

Summary of Quarterly Results

	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
Other Items ($)	(329,562)	38,974	47,545	63,841	83,491	79,013	86,237	87,967
Net income (loss) ($)	(435,676)	(101,037)	(641,924)	(434,709)	(176,262)	103,881	(341,525)	(568,340)
Net income (loss) Per Share($)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	0.01	(0.016)	(0.027)

The loss for the third quarter of fiscal 2007 increased to $568,340 due primarily to an increase in stock-based compensation expense, a non-cash item, to $474,629 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $23,645 incurred for stock-based compensation expense during the second fiscal quarter.

The loss for the fourth quarter of fiscal 2007 was reduced to $341,525 due to a reduction in stock-based compensation expense, a non-cash item, to $72,114 for options vested during the period, with no new options being granted.  This compares to a charge of $474,629 during the third quarter of fiscal 2007 for options granted to consultants, directors and investor relations consultants during that period.

The net income for the first quarter of 2008 of $103,881 was due to the recovery of future income taxes on the renunciation of flow through shares in the amount of $263,748.  The Company also recorded interest income of $79,013 for the quarter.  The income was offset by stock-based compensation in the amount of $53,508 and transfer agent, filing fees and shareholder relation expenses of $114,487.

As there was no recovery of future income taxes during the second quarter of 2008, the Company incurred a loss of $176,262.  This loss was due to ongoing operating expenses including management fees of $30,000, stock-based compensation of $49,804 and transfer agent, filing fees and shareholder relations expenses of $123,098, offset by interest income earned on investments of $83,491.

The loss for the third quarter of fiscal 2008 increased to $434,709 due primarily to an increase in stock-based compensation expense, (a non-cash item), to $312,357 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $49,808 incurred for stock-based compensation expense during the second fiscal quarter.

The loss for the fourth quarter of fiscal 2008 increased to $641,924 from the loss of $434,709 incurred during the third primarily due to the write-down of the MacInnis Lake property by $484,306 during the most recent period, offset by reductions in stock-based compensation expense (a non-cash item) as well as reductions in expenditures for advertising and investor relations consultants.

The loss for the first quarter of 2009 decreased to $101,037 from the loss of $641,924 incurred during the fourth quarter of fiscal 2008 as there was no write down of mineral properties or charges for stock-based compensation incurred during the current period, as well as reduced expenditures on investor relations activities.

The loss for the second quarter of 2009 increased to $435,676 from the loss of $101,037 incurred during the first quarter of 2009.  The increase in loss was primarily due to the write off of acquisition and deferred exploration costs for the Indata project, as discussed above.

Liquidity and Solvency

At June 30, 2009, the Company had working capital of $3,971,954 and cash and cash equivalents on hand of $3,811,188.  This compares to working capital of $4,344,567 at December 31 2008, inclusive of cash and cash equivalents of $4,377,361.

The decrease in cash of $188,237 during the three months ended June 30, 2009 was due to cash spent on mineral properties of $62,961 and cash used in operating activities of $125,276.

As of the date of this report, MAX has approximately $3.8 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties through at least the balance of fiscal 2009 as well as its general and administrative expenses through the same period.  However, due to the current volatility in capital markets and depressed commodity prices, the management of MAX has taken steps to reduce its general and administrative costs, primarily through reductions in advertising and promotional expenses.   The resultant cost savings were evident during the first quarter of fiscal 2009 and will continue in subsequent periods.  Management also plans to be selective in incurring exploration expenditures during fiscal 2009, having now satisfied its major work obligations on its key exploration properties through to June of 2010.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Adoption of New Accounting Standards and Accounting Pronouncements

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”.  Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”).  The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets.  The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition, and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated.  The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets.  The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Recent Accounting Pronouncements

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Business Combinations – Section 1582, Consolidated Financial Statements – Section 1601 and Non-Controlling Interests – Section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Risk, Uncertainties and Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.  Other risks facing the Company include competition for mineral properties, environmental and insurance risks, fluctuations in metal prices, fluctuations in exchange rates, share price volatility and uncertainty of additional financing.

Related Party Transactions

During the three months ended June 30, 2009, the Company paid management fees of $30,000 (2008 - $30,000) to a private company controlled by Stuart Rogers, the President of the Company.  These transactions were measured at the exchange amount as agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, receivables, accounts payable and accrued liabilities, notes payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of August 20, 2009.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company had 21,699,230 common shares issued and outstanding as of August 20, 2009.  In addition, there are 2,050,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.85.  There are no share purchase warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   August 31, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director